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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 23, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 17

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 17 to the Registrant’s registration statement on Form N-1A. PEA No. 17 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Corporate Culture ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 17.

COMMENT 1:	(Prospectus—Fund Summary—General) Please provide the Staff with a copy of the Index white paper and a list of the ten largest constituents.

Response:	The Registrant confirms that it will submit such information through a separate correspondence.

September 23, 2022 Page 2

COMMENT 2:	(Prospectus—Fund Summary—Fees and Expenses of the Fund) Please provide the Staff with a completed fee table and expense example prior to the effective date of the registration statement.

Response:	The “Annual Fund Operating Expenses” and “Expense Example” tables are set forth in the Appendix below.

COMMENT 3:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please explain the relationship between Irrational Capital LLC (“Irrational Capital”), CIBC Human Capital Index (the “Index”), the Canadian Imperial Bank of Commerce (the “Index Provider”), and the Fund, including, but not limited to, who created the Index, for what purpose the Index was created, who currently determines constituents in the Index, and the relationships among the various parties.

Response:

The Index Provider developed the Index, which has an inception date of October 22, 2020, based on Irrational Capital’s research in behavioral science and human capital. Solactive AG (the “Calculation Agent”) determines the constituents in the Index as of each rescreening date by applying a methodology developed by the Index Provider to a list of firms compiled by Irrational Capital based on its “Human Capital Factor” scores.

With respect to contractual arrangements among the parties, the Index Provider has licensed the Index to the Adviser. The Fund is entitled to use the Index pursuant to a sub-licensing arrangement with the Adviser at no charge to the Fund. Neither the Fund nor the Adviser is a party to the contractual arrangements among the Index Provider, Irrational Capital and the Calculation Agent, all of which are unaffiliated with the Fund and the Adviser. The Adviser understands that the Index Provider has entered into a license agreement with Irrational Capital to utilize the Human Capital Factors scores in the construction of the Index and has contracted with the Calculation Agent to calculate and distribute the Index.

September 23, 2022 Page 3

COMMENT 4:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states, “Irrational Capital calculates Human Capital Factor scores based on a proprietary, rules-based scoring methodology it developed by leveraging its research in behavioral science, data science and human capital.”

Please address the types of data and metrics that Irrational Capital uses to calculate Human Capital Factor scores. Please also discuss how such scores leverage Irrational Capital’s research in behavioral science, data science and human capital.

Response:	The Registrant notes that the Index is provided by a third party and neither the Fund nor the Adviser is involved in the Index construction process. The Registrant understands that Irrational Capital uses both public and private data sources and combines human capital characteristics to produce its Human Capital Factor scores based on research into the relationship between those characteristics and value creation at a company, as stated under “Indexing and Index Description – The CIBC Human Capital Index.”

COMMENT 5:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states, “[t]he significance of the various characteristics varies based on the most current data.” Please revise for clarity and consider providing examples.

Response:

The Registrant has revised the statement to read as follows:

The significance of each characteristic to the calculation of the Human Capital Factor scores varies at the time of each calculation based on the most recent data obtained by Irrational Capital.

The Registrant notes that the disclosure identifies examples of characteristics used in the scores, including employee engagement and motivation, trust and transparency, point of view diversity, and compensation fairness. Accordingly, the Registrant has not added further examples.

COMMENT 6:

(Prospectus—Fund Summary—Principal Investment Strategy)

The Fund’s Principal Investment Strategy states that “[t]he Index will include exchange-traded funds that invest specifically in the stocks and securities of the corresponding sector (known as sector ETFs).” Please confirm whether a line item for “Acquired Fund Fees and Expenses” should be included in the “Fund Summary—Fees and Expenses of the Fund” section.

September 23, 2022 Page 4

Response:	A line item for “Acquired Fund Fees and Expenses” is included in the “Fund Summary—Fees and Expenses of the Fund.” Please see the Appendix.

COMMENT 7:

(Prospectus—Fund Summary—Principal Risks)

Under “Depositary Receipts Risk,” it states that “[d]epositary receipts are subject to the risks associated with investing directly in foreign securities.” For clarity, please briefly disclose some of the risks of investing directly in foreign securities.

Response:	The Registrant has added “Foreign Securities Risk” disclosure immediately following “Depositary Receipts Risk” in response to this comment.

COMMENT 8:

(Prospectus—Fund Summary—Principal Risks)

Under “Index Construction Risk,” it states that “[t]he theories upon which the Index Provider bases the Index and/or Irrational Capital bases the methodology used in scoring companies for the Index may be inaccurate.” Please disclose the theories upon which the Index Provider bases the Index and Irrational Capital bases its methodology used for scoring companies. Please also consider replacing the term “inaccurate” with the term “unsound”.

Response:	As stated in the Fund’s Principal Investment Strategy, “Irrational Capital calculates Human Capital Factor scores based on a proprietary, rules-based scoring methodology it developed by leveraging its research in behavioral science, data science and human capital” and “[t]he scoring methodology seeks to quantitatively measure the contribution of a company’s corporate culture to its financial performance.” The Registrant does not believe that further detail regarding the theories upon which the Index and Human Capital Factor scores are based is necessary. The Registrant confirms that it has replaced “inaccurate” with “unsound.”

September 23, 2022 Page 5

COMMENT 9:

(Prospectus—Fund Summary—Principal Risks)

Under “Fund Summary—Principal Risks,” “Large Cap Risk” is mentioned. However, there is no corresponding principal strategy disclosure. Please advise or revise.

Response:

The Registrant has revised the discussion of the index universe in the Fund’s Principal Investment Strategy to read as follows:

Constituents of the Solactive GBS United States 500 Index, which intends to track the performance of the largest 500 companies from the US stock market (the “index universe”), at the time of Index reconstitution are eligible for inclusion in the Index.

COMMENT 10:

(Prospectus—Additional Information about the Fund’s Investments—Indexing and Index Description)

Under “Indexing and Index Description,” it states that “Proprietary, mathematical modeling and various data science techniques are used to bring approximately 30 underlying human capital characteristics into the final score. The combination of the characteristics is determined based on research into the relationship between those characteristics and value creation at a company.” Please cite examples of the research pertaining to “the relationship between those characteristics and value creation at a company.”

Response:	The Registrant notes that the Index is provided by a third party and neither the Fund nor the Adviser is involved in the Index construction process, including the research undertaken by Irrational Capital. Accordingly, the Registrant believes that the current level of detail is appropriate.

COMMENT 11:

(SAI—Fundamental Investment Restrictions)

The Fund’s Fundamental Investment Restriction states “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” for the purpose of calculating the concentration threshold. Please remove such disclosure as it is the Staff’s view that privately issued mortgage-backed securities should be considered as a separate industry for purposes of testing compliance with the Fund’s concentration policy.

September 23, 2022 Page 6

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. Each Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

COMMENT 12:	(Part C—Other Information—Item 28) Please file the sub-licensing agreement between the Adviser and Fund relating to the use of the Index as an Exhibit to the Registration Statement.

Response:	The Registrant confirms that it will file the sub-licensing agreement between the Adviser and Fund relating to the use of the Index as an Exhibit to the Registration Statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

September 23, 2022 Page 7

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

September 23, 2022 Page 8

Appendix

COMMENT 2: